                                                      Filed by AngloGold Limited
                           Pursuant to Rule 425 under the Securities Act of 1933

                             Subject Company: Ashanti Goldfields Company Limited
                                                     Commission File No. 1-14212



Transcript of the AngloGold Limited Conference Call Held on 15 October 2003



--------------------------------------------------------------------------------
OPERATOR


 Good morning. My name is Teresa and I will be your conference facilitator today. At this time I would like to welcome everyone to the AngloGold conference call. All lines have been placed on mute to prevent any background noise.

After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press star then the number two on your telephone keypad. Thank you. I will now turn the call over to Mr. Steve Lenahan. Mr. Lenahan you may begin your conference.


--------------------------------------------------------------------------------
 STEVE LENAHAN  - CORPORATE AFFAIRS - ANGLOGOLD


 Thank you very much Teresa. Ladies and gentlemen, good afternoon from the AngloGold team here in London and in Johannesburg. Good morning to our participants in the United States.

Before I hand the microphone over to Bobby Godsell to talk to you about our announcement this morning in South Africa time, I must read to you a cautionary statement concerning forward-looking statements which may be made during this call.

Certain statements during this call will be forward-looking within the meaning of Section 27 of Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including without limitation those statements concerning timing, the performance of conditions, tax treatment and the completion of the merger, the value of the transaction consideration, expectations regarding production and cost savings at the combined groups operations and its operating and financial performance and finally synergies and other benefits anticipated from the merger.

Although AngloGold and Ashanti believe that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that these expectations will prove to have been correct.

For a discussion of important terms of the merger and important factors and risks involved in the company's businesses which could cause the combined group's actual operating and financial results to differ materially from these forward-looking statements, please refer to AngloGold's and Ashanti's filings with the U.S. SEC, including AngloGold's Annual Report for the year ended 31 December 2002 and Ashanti's Annual Report for the year ended 31 December 2002 filed with the SEC in June 2003 and any other documents in respect of the merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

After that lengthy cautionary statement, I'm going to hand over to Bobby
Godsell.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Thank you, Steve. Let me just add to the cautionary statement an apology to South African callers who have had difficulty in accessing this teleconference. It's sourced out of the U.S and is a formula that has worked for us previously. We are aware that there has been a problem this time around. I hope most of the people who wanted to get onto the call have got onto the call. I guess global telephony is not a perfect science.

So anyway, good morning and good afternoon and thank you for joining us. In the press release issued earlier today in Johannesburg, AngloGold has presented and the Ashanti Board has unanimously recommended revised and final terms for our proposed merger of the companies AngloGold and Ashanti Goldfields. We believe this outcome represents significant progress, and we'd like to say a few words about our revised offer and then take such questions as may exist in conference callers.

To start with a key fact, the new ratio offered to Ashanti shareholders is 29 AngloGold shares to every 100 Ashanti shares. This represents an increase over our previous offer of 26 to 100 of approximately 11.5%. Using last night's closing price, this values Ashanti at $10.89 and the total equity of the company at approximately $1.4 billion.

Ashanti has also released a statement indicating that its board has now considered both our revised terms as well as the terms of the Randgold proposal and has resolved unanimously to recommend that Ashanti shareholders vote in favor of the resolutions necessary to implement the merger with AngloGold.

The revised merger proposal has been made in the context of the emphatic support of Lonmin and the continued support of the board of Ashanti. Lonmin, which has a 27.6% shareholding in Ashanti, has given AngloGold an irrevocable undertaking that they will not have any discussions with Randgold, also that they will not accept or support any proposal from Randgold unless such a proposal includes a fully underwritten cash alternative which the board of Ashanti determines to be a superior proposal. Any scheme of arrangement would require support from 75% of shareholders present and voting, and therefore this level of commitment from Lonmin is an extremely significant step forward.

The other terms and conditions of AngloGold's original merger proposal remain in place. One of these conditions is the support of the government of Ghana. We understand from previous media reports the government of Ghana, especially in the capacity as an Ashanti shareholder, will take note of any recommendations coming from the Ashanti board.

In the government's capacity as regulator, we expect that they will take some time to consult their advisors, led by Soc Gen, and review this new information. AngloGold remains committed to invest the capital in Ashanti's assets to make the most of its world-class asset base. This will include an investment of an anticipated $1.5 billion of investment in the Obuasi mine in Ghana, including $170 million, which is additional to that budgeted by Ashanti and $700 million for the investment in the Obuasi Deeps project.

AngloGold believes that the merger is a strategic combination, bringing together complementary strengths to create value for the shareholders of both companies. The combined group will have a powerful investment case, with AngloGold bringing financial resources and deep level mining technical expertise to maximize the value of Ashanti's portfolio of top-tier, low cost and long life gold mines.

As an example, the AngloGold management anticipates that the revised capital expenditure profile at Obuasi will improve underground working conditions and mine planning, thereby increasing efficiencies with the objective of reducing anticipated cash costs at Obuasi by $20 per ounce, in real terms, over the next five years.

There is also the potential of at least $15 million of annual synergies from reduced financing administrative and procurement costs and from the consolidation of this currently shared ownership at Geita, as well as a breadth of technical capabilities to ensure the optimal development of organic growth opportunities. We believe that, given the certainty of this opportunity to create a leading, well-capitalized and very liquid gold company, it is to the advantage of all interested parties that the merger be achieved without further delay.

Our revised terms reflect our commitment to implementing a transaction that is in the best interests of our own shareholders, as well as those of Ashanti. With this merger, we are creating real value and a truly pan-African enterprise that not only can compete on the world stage but, indeed, can lead it. Thank you very much.


--------------------------------------------------------------------------------
 STEVE LENAHAN


 Teresa, we would now be happy to take participants' questions.

QUESTION AND ANSWER



--------------------------------------------------------------------------------
OPERATOR


Thank you, sir. At this time I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. We'll pause for just a moment to compose our Q&A roster. OK. Sir, we are compiling our Q&A roster at this time. Your first question comes from Benjamin Pass from Sapphire International. Mr. Pass, your line is open. Please go ahead with your question.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 Yeah, a couple of questions regarding the modification made to the original offer. Was yesterday the first time that the Ashanti board learned of the adjustment to the consideration, and at what point in the board meeting did that come out?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 We certainly made our revised proposal yesterday. I have no idea at what stage this was introduced to the board meeting. I'm not privy to that process at all.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 OK. Can you give me a sense of what discussions you guys have had since the original offer was made on the 0.26 from today, kind of detail the discussions of what you've talked about with the government and how they've reacted? Was this modification driven by the government or is this strictly as a result of the Randgold bid?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 As we've indicated in our statement, I think that the major driving force in moving to a final and revised offer was the level of support we believed we would achieve, particularly from Lonmin and then our hope and anticipation that the Ashanti board would renew their recommendation of our offer, which they have subsequently done. And we're pleased that they've done it in a unanimous way.

In regard to the government, that process has been really a process of their appointed advisors examining our own proposal. In that process, we've had contact with the advisors in the sense of responding to questions and requests for information. Beyond that, we're awaiting the report of the government advisors and we have some regulatory issues, issues that we scout out in our announcement of the 4th of August that require discussion and agreement with the government to completion.

But we are awaiting an opportunity to take those issues up, either directly with the government or with their advisors.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 At any point since the original offer was made, has the government expressed a dissatisfaction with the original terms through Soc Gen, its advisor?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 We've not been in a negotiation about the terms. Soc Gen has been gathering information to do a due diligence or to render, I assume, in due course, an informed opinion about the nature of our offer.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 If, hypothetically, the government through Soc Gen comes back and says that they are not satisfied with the revised 0.29, you say in your press release that this is the final offer. If that becomes an instance, are you guys prepared to walk? Is this it? If the government says 0.29 is unacceptable for whatever reason, will you walk away?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 We're using the word final in its completely ordinary meaning, so it means that, in terms of direct share, this is our final offer.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 OK. So, if the government said that 0.29 was not acceptable to them and they wanted 0.31, would you be willing to move the offer to a 0.31 if that would be what it takes to get the government's approval?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Let me reiterate. We've quoted our final offer and we mean that it's our final offer.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 So, this is the most we can expect to see from AngloGold. That's the definition of final?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.

 That's right.


--------------------------------------------------------------------------------
 BENJAMIN PASS  - SAPPHIRE INTERNATIONAL - ANALYST


 OK. Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Peter Townsend of BJM


--------------------------------------------------------------------------------
 PETER TOWNSEND  - BJM - ANALYST


 Hi. Good day, gentlemen. Bobby, as you see it, is this closing the door on Randgold from coming back with any other offer except an all-cash offer or a fully underwritten cash offer?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, Peter , firstly, I'm glad you made it on the call.

And secondly, as I've indicated, I mean Lonmin is committed to continue to support our offer. They are committed not to consider an offer from Randgold other than one that was fully underwritten by cash.

If you add to those two facts the fact that both offers are proposing a scheme of arrangement - and in a scheme of arrangement a 75% majority is required, I think it then becomes simply a matter of fact that while the first two steps are in place, it's difficult to see how Randgold's offer could be successfully completed.


------------------------------------- ------------------------------------------
 PETER TOWNSEND  - BJM - ANALYST


 OK, thanks, Bobby. And then one other quickly - as far as you see it as well the assurance that Lonmin has given you is binding and I presume by that I mean legally binding.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Yes, indeed. I mean when we enter commitments with other parties, that is indeed our intention.


--------------------------------------------------------------------------------
 PETER TOWNSEND  - BJM - ANALYST


 OK, thanks very much.


--------------------------------------------------------------------------------
OPERATOR


Next question comes from Heather Douglas of BMO Nesbitt Burns. Ms. Douglas, your line is open. Please go ahead with your question.


--------------------------------------------------------------------------------
 HEATHER DOUGLAS  - BMO NESBITT BURNS - ANALYST


 Thanks very much. Good afternoon, everyone. I'm curious if the Government of Ghana says "No," following up on an earlier question, what is AngloGold's plan B? Obviously, the final is final - I got that, but what other steps will you take if the government says no?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, I think from day one when we first indicated a public commitment to trying to undertake this transaction, we indicated we would need the support of Ashanti shareholders but we would also need the support of the Government of Ghana. And, of course, the Government of Ghana's got an important role as regulator and shareholder.

I cannot imagine us being able to complete the deal or, indeed, even wanting to complete the deal absent the regulatory consent that we seek and need and absent an emphatic acceptance of our deal as the scheme of arrangement requires from the shareholders.

I also have to say that throughout this period of time, I have no reason to believe that the support of the Government of Ghana and the resolution of the regulatory issues that are currently outstanding will not be achieved. And equally, I would say with regard to a timetable, some weeks ago we extended our offer which initially was due to expire at the end of September. We extended it by a month to the end of October. It would be very much my hope that we would be able to resolve outstanding issues in that timetable.


--------------------------------------------------------------------------------
 HEATHER DOUGLAS  - BMO NESBITT BURNS - ANALYST


 But AngloGold is willing to extend that October 31 deadline if necessary?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 On the issue of timetables, I don't want to make and I don't think there's any need to make emphatic commitments.

I would just reiterate that we are - I mean with the Ashanti board yesterday, we've taken some enormous steps forward. The issues that remain to be resolved are relatively few and relatively straightforward, and I can see no reason why we shouldn't get resolution with the Government of Ghana by the end of October. Obviously nobody can dictate to any government a definitive time table.

--------------------------------------------------------------------------------
HEATHER DOUGLAS


 Your offer to Ashanti included some other conditions related to the government of Ghana in terms of conditions with them that extends the mining lease at Obuasi, a stability agreement for taxes, customs, duties. And it didn't actually say anything about the golden share, but I'm sure you're talking to the government about the golden share. Can you elaborate any more about if the government has given any indication on that and how make or break these conditions are?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, you're correct in the issues that you articulated as are also referred to in our 4th of August announcement. There is a package of regulatory issues. What we want is the confidence and capacity to raise the capital to immediately start a very intensive training program to firm up the Deeps already.

We need a measure of long-term certainty, as deep mines are kind of a decades-long project. In the packages of issues, I think it's inappropriate for me to speculate on these individually. It's a sort of four or five-point agenda that requires finalization. And we look forward to entering into expeditious negotiations to finalize those issues between now and the end of October.


--------------------------------------------------------------------------------
 HEATHER DOUGLAS


 OK, great. Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


Your next question comes from Jim Copland of Goldman Sachs. Mr. Copland, your line is open. Please go ahead with your question.


--------------------------------------------------------------------------------
 JIM COPLAND  - GOLDMAN SACHS - ANALYST


 Thank you very much and good afternoon. Has your due diligence revealed anything that's changed your view of the assets at all since the update that you provided in Denver, either positive or negative?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I think the one area where we have, indeed, done a little bit more work is around the Siguiri assets. And that has simply led us to be, let me put it this way, optimistic about the ore body potential of that mine, to be more optimistic than, perhaps, we were at an earlier stage.

And the politics of the increased offer, however, have really been in the context of achieving a very emphatic level of support from Ashanti's largest shareholder and the continued support of the Ashanti board.


--------------------------------------------------------------------------------
 JIM COPLAND  - GOLDMAN SACHS - ANALYST


 Great. Thanks very much, Bobby.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Ed Guinness of Tiedemann. Sir, your line is open. Please go ahead with your question.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


Hi. A couple of questions. First, if another bidder were to come into the situation, would you still see your offer as final? And when do you see being able to close this deal?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 If I address your second question first, clearly, in terms of understanding where the key stakeholders stand, the outstanding stakeholder is that of the government of Ghana. And we, I'll just repeat, would hope to have dealt with all the outstanding issues of the government of Ghana as regulator, and hopefully also as shareholder, by the end of this month.

Given the scheme of arrangement stages that we have to go through, it's likely to take between three and six months and will depend in particular on whether the SEC does or does not conduct a full review, and also it will depend on the time which the Ghana high court takes to exercise its duties under the scheme of arrangements.

So the estimate is between three and six months. I really don't want to speculate upon other bids. We're addressing what's on the table now and our comments are directed in that regard.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 Thank you.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Craig Shaw of Shorewater Limited.


--------------------------------------------------------------------------------
 CRAIG SHAW  - SHOREWATER LIMITED - ANALYST

 Thank you. Good morning gentlemen. The original offer indicated that the Ashanti shareholders would not be privy to the final dividend in February should the deal close before that time.

I wondered whether the final offer changes the landscape on that or whether we'll still see that restriction?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 The only change that we've introduced is to the ratio. All other elements of the deal remain as they were before.


--------------------------------------------------------------------------------
 CRAIG SHAW  - SHOREWATER LIMITED - ANALYST


 OK. Thanks very much.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Patrick Chidley of BJM


--------------------------------------------------------------------------------
 PATRICK CHIDLEY - BJM


Yes. Hello. Good afternoon. Good morning. My first question actually has sort of been asked a lot of times already. Does final really mean final and what would change your view on what's final or not?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Final means final.


--------------------------------------------------------------------------------
 PATRICK CHIDLEY - BJM


OK. Thank you. And then is there any recourse you have on it if they back out on the agreement not to accept Randgold paper unless it's underwritten?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD

 Could you just repeat the second question? You're breaking up and I don't actually, just didn't get the gist of the second question.


--------------------------------------------------------------------------------
 PATRICK CHIDLEY - BJM


Sure. What recourse do you have on Lonmin if they back out of the agreement not to accept the Randgold paper unless it's underwritten?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD


 It's a solid commitment between two parties who I think know what they're doing.


--------------------------------------------------------------------------------
 PATRICK CHIDLEY - BJM

 Legally binding agreement, basically?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD


 That's certainly the way we see it.


--------------------------------------------------------------------------------
 PATRICK CHIDLEY - BJM


 OK. Thank you. Great. Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Stephen Dian of D R Asset Management.


--------------------------------------------------------------------------------
 STEPHEN DIAN  - D R ASSET MANAGEMENT - ANALYST


 Have we a plan B or a plan C, as other callers have asked but as far as not just a Randgold proposal, but maybe a third party bidder?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD


 Again, you know, I really - that's something that I don't want to speculate about. I couldn't say anything useful or worthwhile about that, you know, this transaction has been in the marketplace since the middle of May. Who knows what the future will bring. But, you know, I'm focused at the moment on this transaction and to the extent that I think we are completely focused on Randgold.


--------------------------------------------------------------------------------
 STEPHEN DIAN  - D R ASSET MANAGEMENT - ANALYST


OK. And I understand final means final from what you say and everything, but it seems our energy is focused on a Randgold proposal. What happens in another step after that? That's what we're trying to get at. OK. I understand that's your answer, I guess, so you cross that bridge when you come to it.


--------------------------------------------------------------------------------
R.M. GODSELL  - CEO - ANGLOGOLD LTD


 I'm not trying to be funny. I could sit here and invent something, but I promise you it would be doing you a disservice because, you know, we're going to have think who is it, what are the terms of the offer, where does the value lie
- I can assure you that as very excited as we are about the combination of AngloGold's capital-raising capacity and technical know-how and Ashanti's enormously rich ore bodies, that there is a point at which value accretion becomes value dilution.

And we are disciplined to recognize that point - you know, there are just so many elements of your question that aren't really determinable until it happens.


--------------------------------------------------------------------------------
 STEPHEN DIAN - DR ASSET MANAGEMENT - ANALYST


 OK, I understand that. You'll cross the bridge when you get to it. Is this the final offer due to synergies - to valuations - is that what you're trying to say? Is it because after that, it doesn't make sense to bump it up anymore? Is that why?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 As you said, we'll cross that bridge when we come to it.


--------------------------------------------------------------------------------
 STEPHEN DIAN - DR ASSET MANAGEMENT - ANALYST


 I mean I understand what you mean by fair and final. But to explain why it's final, is it you can't afford to pay anymore or to offer any more shares?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 We've made an offer, the offer has been in the language set out in our press release and in the Ashanti release emphatically accepted - in many ways, irrevocably accepted by the largest shareholder of Ashanti, and it's been unanimously recommended by the board. It's - that's the context in which we've made our final offer, and I think it's a context in which the word final is both appropriate and sensible and actually to be expected.


--------------------------------------------------------------------------------
 STEPHEN DIAN - DR ASSET MANAGEMENT - ANALYST


 OK, thank you very much.


--------------------------------------------------------------------------------
OPERATOR


Once again, if you do have a question, please press star, then the number one on your telephone keypad. We'll pause for just a moment while we compile our Q&A roster.

Your next question comes from Luca Ipolito of Chesapeake Partners.


--------------------------------------------------------------------------------
 LUCA IPOLITO  - CHESAPEAKE PARTNERS - ANALYST


 Thank you. I don't want to beat a dead horse, but maybe you can help us on the legal or technical meaning.

In the U.K., for example, when you say final, that final has a very definite meaning and it's very precise and actually means final. In the U.S. where I'm calling in from, final pretty much means nothing and you can do anything you want. The Ghana system strikes me as more similar to the U.K. system. But can you give us an idea of whether there is a rule in Ghana as to the meaning - the legal meaning of the word and if so how does it apply here?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, fortunately I have James Hartop sitting across the table, and I'll ask him to address that question. But before he does because I want there to be no confusion on this, beyond regulatory meanings there is a plain English meaning, and that is the meaning we're attaching to the term.


--------------------------------------------------------------------------------
 LUCA IPOLITO  - CHESAPEAKE PARTNERS - ANALYST


 OK.


--------------------------------------------------------------------------------
JAMES HARTOP - UBS (ANGLOGOLD ADVISOR)


Ghana is based on a U.K.-type legal system, but there isn't the same history of a takeover code and therefore not the same intricate understanding of what final means as there is under the U.K. code.


--------------------------------------------------------------------------------
 LUCA IPOLITO  - CHESAPEAKE PARTNERS - ANALYST


 OK, so lack of precedents if you will?


--------------------------------------------------------------------------------
 UNIDENTIFIED PARTICIPANT


 Correct.  A definite set of rules,  yes.


--------------------------------------------------------------------------------
 LUCA IPOLITO  - CHESAPEAKE PARTNERS - ANALYST


 OK, thank you.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from John Clemow of Investec.


--------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST

Hi, Bobby. [Inaudible]. Can you tell us, has there been any approach to Lonmin, either by yourselves or other parties that [Inaudible].


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I'll just check because you really were breaking up. Is the thrust of your question, are we aware of, or party to, any deals that would affect Lonmin's shareholding in the merged company? Is that the thrust of your question?


--------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST


 Yeah, that's correct.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 OK. The answer is no.


--------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST


OK. Lonmin has made a decision that it's happy with AngloGold [Inaudible] , but it's not happy with Randgold's paper?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, actually that's the inference I would draw from a series of public statements, and from the most recent commitments that Lonmin had made for us. But you are asking a question about Lonmin and it's probably best directed to Lonmin.


--------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST


 OK. That's fine. Second question is, I've been, as I'm sure a lot of us were, I've been having a look at some of the valuations of Canadian companies who sold assets there and they seem to have valuation metrics that are three or four times that which you've [Inaudible]. Could you comment on why you think there's a difference in valuation with Ashanti and a valuation in Golden Star and IAMGOLD in particular?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I have to tell you, at this transaction we've not been particularly transfixed by valuation metrics for the companies concerned, and particularly since we've had a competitor, we've not been transfixed by shared prices at a moment in time.

We're kind of value fundamentalists. We look at an ore body and we look at an earnings stream, and that's where we've made our judgments. And I would just state here that, in regard to Ashanti, there's really, going forward, we think, two very different earnings streams.

There's the capital constrained earnings stream where the asset has to be developed out of existing cash flows and where there is not an existing capacity to raise significant new equity or indeed funding of another kind for a major project such as Obuasi Deeps. And that's one kind of cash flow.

There's a cash flow where you are able to mobilize the capital to scope out Obuasi Deeps property, to accelerate the drilling, to run this as an integrated, properly funded from day one, project, which is the way we are at deep level gold mines in South Africa and we're just completing one at Moab Khotsong. That's what I would call earnings stream B.

And we've been focused on the difference between those earnings streams. We see the value accretion of our offer in enabling Ashanti to move from what I would call a capital constrained organic growth strategy to a fully funded growth strategy.

So, through all of this we've been looking at value in real terms. We've been looking at predicted earnings views and not at share price multiples.


-------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST


 I think those are admirable comments, but in Ghana when you're dealing with the public opinion and they can see a company like Golden Star, which I'm looking at the screen now, at the market capital, $450 million for production of 140,000 ounces. All of which is in Ghana, compared to Ashanti with a market capital of
1.4 billion and a production of 1.6 million ounces.

It seems like it might be quite a difficult thing to sell to the Ghanaian politicians and the people, that the valuation of Ashanti is correct and the valuation of Golden Star is incorrect.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I understand your question. I've actually spent a fair amount of time since May in Ghana and am thinking of applying for permanent residence. The debate has been about what actually has to be done to get Obuasi Deeps off the ground. What actually has to be done to optimize the operations of the existing Obuasi mine. What would be the optimum way to take the Siguiri mine forward?

And in that debate we've been focusing on concrete plans with concrete costs and asking who is able to mobilize the money? And that's the debate, I mean, I find, by the way, the level of analysis and commentary on this transaction in Ghana to be very extensive and at a high quality. And I think because the argument in life, generally, goes that you need to invest some real money in developing assets before you can reap the benefits, well, this is why it has been very well understood.

And I think it is more concrete and clearly understood than the concept of market capitalization, which is of course an arrogmatic computation rather than money in the bank.


--------------------------------------------------------------------------------
 JOHN CLEMOW  - INVESTEC - ANALYST


 Thank you very much.


--------------------------------------------------------------------------------
OPERATOR


Your next question comes from Xavier Riera of CDC. Your line is open sir; please go ahead with your question.


--------------------------------------------------------------------------------
 XAVIER RIERA  - CDC - ANALYST


Yes. I'm sorry. I joined the call a little bit late. Can you tell me when do you expect SocGen to come up with their recommendation? Are we talking about days or at the end of the month?


--------------------------------------------------------------------------------
R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 The only response I can offer because, you know, I can't speak for either the government of Ghana or their advisors, but, you know, we did extend our offer until the end of October. It remains our hope to wrap this thing up by then.

I think it's really in the interest of everybody that we get finality on this issue. It's been around for quite a long time and, you know, from our point of view, thank you, we are very keen to move from negotiating a deal to implementing the improvement and expansion plans that we're very excited about.


--------------------------------------------------------------------------------
 XAVIER RIERA  - CDC - ANALYST


OK. And I'm sorry I can't really, but can you tell me how spell final please? All right. Congratulations on the deal.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Robert Knappp of Millennium Partners.


--------------------------------------------------------------------------------
 ROBERT KNAPP  - MILLENNIUM PARTNERS - ANALYST


 Hello. I have a question maybe it's sort of coming at it from a different perspective of a few of the holders. You know, when the convertible notes are redeemed at the end of last August, the shares were trading around four dollars. And if people wanted to talk about valuation disparities they could have wiled away hours and hours and hours pondering why Ashanti was so cheap.

And the discussion just seems to be that people are recognizing the amount of capital expenditure you've committed to putting in place and when you're looking at a country like Ghana and you're thinking about the kind of commitment you've made, you know, I have to say that as an Ashanti shareholder what I worry about is you walking away.

I mean, this whole thing with Randgold has been something of a circus. At what point do you throw up your hands in frustration?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Our answer to that question is not yet, but thanks for your comments.


--------------------------------------------------------------------------------
 ROBERT KNAPP  - MILLENNIUM PARTNERS - ANALYST


 You're welcome.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 There have been times.


--------------------------------------------------------------------------------
 ROBERT KNAPP  - MILLENNIUM PARTNERS - ANALYST


 I'm sure there have been. Do you - if you were called on to extend again past October, what will be your decision-making process?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 OK, the decision-making process will be just like this - if we saw that there was a valid reason - a new issue, a complication, something to be resolved - and if we thought it was capable of resolution and capable of resolution with a reasonable time, then we probably would be inclined to extend.

I have to say none of the issues that are currently on the table are new, they're not particularly complicated, they're issues that the government of Ghana has been aware of from the middle of May, and I can see no reason at all why these issues should not be completed by October.

And you know, you'll appreciate that M&A activities are also very absorbing of a management's time. We're a company with 19 mines to run, we are busy with these and organic growth projects, we've got a very vigorous green field exploration activity, and what we don't want to do is to waste time on something that is never going to come to resolution.

I think that sense of the criticality of time is well understood by all parties including, I believe, the government of Ghana.


--------------------------------------------------------------------------------
 ROBERT KNAPP  - MILLINIUM PARTNERS - ANALYST


 OK, thanks very much.


--------------------------------------------------------------------------------
OPERATOR


 [Inaudible]


--------------------------------------------------------------------------------
 UNIDENTIFIED ANALYST

Under what circumstances would the Ashanti board deem a Randgold offer superior? It currently appears to offer a higher implied value relative to AngloGold's offer, and if they raise the offer further, it would [inaudible].


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I don't want to be funny, but I think you're on the wrong conference call. I mean you can't possibly ask me to comment about what the Ashanti board would do in the future. I can tell you what the Ashanti board put in its press statement about what it did yesterday.


--------------------------------------------------------------------------------
UNIDENTIFIED ANALYST


 OK.


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 That seems clear enough.


--------------------------------------------------------------------------------
 UNIDENTIFIED ANALYST


 I understand. There was a reference to - in your release that if the offer were superior, that might be a condition by which things could be changed.

One more follow-up question if I may - if the Ghana government did not support the AngloGold offer, would Lonmin's agreement with AngloGold lapse?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, it's a hypothetical question. I don't know that I can give you a direct answer. What I can say is what I said before - from day one, we believed we needed to get Ashanti and its critical shareholders on board and we needed the support of the government of Ghana. We've made a lot of progress. I have no reason to believe that we won't be able to complete the process and relatively expeditiously.


--------------------------------------------------------------------------------
 UNIDENTIFIED ANALYST


 OK, thank you.


--------------------------------------------------------------------------------
OPERATOR


 Next question comes from Jessica Dickerman of Harvest Management


--------------------------------------------------------------------------------
 MATT BORR  - HARVEST MANAGEMENT - ANALYST


 Hi. It's actually Matt Borr . I guess my only question is and I guess my only worry is the process with Ghana has taken a very long time, and it would seem that if Randgold were to come back with a hugely superior offer that the government's going to be put in a hard place. And I'm just wondering how much we've explored what the government's thought process is or if we can even do that or is that - is that a risk?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Well, you know, I don't think we would have revised our offer if we were not hopeful - significantly hopeful of completing the transaction. The government of Ghana will speak for itself. You know, there are some - from an operative view, there are some advantages. Through this very drawn out process, almost every aspect of this transaction has been put in the public domain, and certainly in the context of Ghana, thoroughly debated.

And I must say if in the end the government makes a decision in favor of our offer as I hope it will, I think it may be a situation where it's taken a long time to make a decision, but in the making of the decision, we have a solid commitment which will facilitate rapid implementation. And that's genuinely my conviction.


--------------------------------------------------------------------------------
OPERATOR


 OK, sir. Your next question comes from Peter Ryan of Brentanncourt Advisors.


--------------------------------------------------------------------------------
 PETER RYAN  - BRENTANNCOURT ADVISORS - ANALYST


 I just have a question about the timing of the actual transaction. I understand the timing is somewhat uncertain, but are there any circumstances under which you could envisage Ashanti's shareholders actually receiving the AngloGold dividend in January?

--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 No, we made this clear on the fourth of August that, you know, if we'd been able to close this deal much earlier this year, that would have indeed been conceivable. But from a simple equity point of view, people can't really be entitled to the dividends unless they've been part of the earnings stream that has produced them.

And it's quite clear that this deal is unlikely to close before the end of the year, as I said, it will probably be three to six months from today, which takes us very close to the end of the year and the earnings period is closed, so because we didn't want to leave any uncertainty about this point whatsoever, we have structured our transaction agreement such that the new shareholders will start qualifying for dividends in a new earnings period, and that's not 2003.


--------------------------------------------------------------------------------
 PETER RYAN  - BRENTANNCOURT ADVISORS - ANALYST


 I see. OK, thank you. And a second question is I understand that Lonmin is committed to the AngloGold offer unless a superior offer provides a cash alternative. Is it possible under Ghanaian law, and maybe I should address the question more to the banker, is it possible for Randgold to actually offer a superior cash offer to Lonmin alone and then to offer a superior share alternative to the remaining shareholders? Is that possible?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Our understanding is that the - under the terms of the agreement - is the cash offer would have to be for 100% or at least a fully underwritten cash alternative which would have to be for 100% of the issued share capital.


--------------------------------------------------------------------------------
 PETER RYAN  -  BRENTANNCOURT ADVISORS - ANALYST


 OK, thank you.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Stewart Bailey of MineWeb


--------------------------------------------------------------------------------
 STEWART BAILEY  - MINEWEB - ANALYST


Hi, Bobby. Just two quick questions - has AngloGold received any support from the South African government? Has there been any lobbying on AngloGold's behalf from Pretoria?

And second of all, your irrevocable from Lonmin - does that preclude Lonmin from talking to any third party who might enter the bid at some point?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 On the first question, Stewart, it's not our practice to involve governments in business transactions unless there's very good cause. I mean, i.e., they own the shares or there are particular laws and regulations that impact on the deal. In the case of the South African government, that clearly does not exist. So we have neither sought nor will we seek lobbying.

I mean, this is a matter in the first instance for the shareholders of Ashanti, in the second instance for the government of Ghana in its capacity as a regulator. Your second question, I mean really just out of fatigue and humility, I'm going to hand across to James Hartop.

Or would you please repeat your second question.


--------------------------------------------------------------------------------
 STEWART BAILEY - MINEWEB


 And James, your irrevocable that you received from Lonmin. Would that preclude Lonmin from talking to a third party that may come in with a scrip offer at a later point?


--------------------------------------------------------------------------------
 JAMES HARTOP - UBS


 No it wouldn't.


--------------------------------------------------------------------------------
 STEWART BAILEY - MINEWEB


 Thank you.


--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Thad Teaford of Carlson Capital.


--------------------------------------------------------------------------------
 THAD TEAFORD  - CARLSON CAPITAL - ANALYST


 Yes. I still have some questions on the Lonmin undertaking. I know that people keep asking some of the same questions over and over again. But I just want to understand exactly what has changed between the initial offer with Lonmin and this one?

You know, my understanding is that it's just that there would have to be 100% cash offer from Randgold. I mean, can you tell me what else has changed at this point?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.

 You know, there has been a process since we announced that we were talking in the middle of May. There was an indication at the time from Lonmin that they favored the offer and supported our bid.

Then we had the entry of Randgold. There have been various media indications from Lonmin that they continued to support our bid and that they didn't look with favor on Randgold paper. I think what we have achieved in the agreement to which we allude in our press statement with Lonmin is an emphatic statement and it's just what the word said.

They support our offer. They continue to support our offer. They won't enter into negotiations with Randgold and they would not support a Randgold offer unless it was fully cash underwritten and was deemed to be superior by the Ashanti board.

So we've consolidated a set of conditions which we also indicate we can for all intents and purposes make it impossible for Randgold to succeed. And it's in the context of that, we call it near finality, certainly in regard to Lonmin and Randgold or the Randgold offer, that we believed it was right to revise our offer and that we believed it was right to make our offer final.


--------------------------------------------------------------------------------
 THAD TEAFORD  - CARLSON CAPITAL - ANALYST


 But Lonmin is not prevented from talking with third parties about offers whether it be in all cash or potentially in stock?


-------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Yes. I think there are - you can't write a complete script for the future. As I've said before, we're focused on our offer and its current competitor. And that's where the debate has been. I think what we've achieved is a statement of great precision from both Lonmin and the Ashanti board on the relative merits of our offer and the Randgold offer and that's what we've been seeking to achieve.



--------------------------------------------------------------------------------
OPERATOR


 Your next question comes from Clive Ginsberg of Mariner.


--------------------------------------------------------------------------------
 CLIVE GINSBERG  - MARINER - ANALYST


 Just want to get an idea of how firstly, why you think there was a delay of the
- by the Ghana Government in September I think the 15th was the original expected outcome of their opinion as to acceptance or whatever. Was that only attributable in your opinion to the Randgold bid or do you think there were other issues?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I think, looking back, there was nothing particular sinister or complicated or difficult to understand. There are two different timetables that we should be aware of. The Government of Ghana has asked and I think quite appropriately for a very careful and comprehensive evaluation of our offer. And their advisors have been energetic in pursuit of that. We indicated we hoped for closure close to the end of September. If we have a month's slippage in that, this is not going to be entirely extraordinary.

The other contract which is in my mind quite separate is the tabling in I think the middle of September of Randgold of their formal offer and the need for the Ashanti board to in a comprehensive way consider it and then review the original recommendation of our offer.

Yes, I find it not extraordinary the amount of time that those two processes have taken. I would just say that, you know, the one process is complete - that is the Ashanti board's consideration of the two offers. What is outstanding from the government is particularly their view on the regulatory consents and concessions that are part and parcel of our offer. That's outstanding and I think that's a couple of weeks out.


--------------------------------------------------------------------------------
 CLIVE GINSBERG  - MARINER - ANALYST

 All right. And what about the government? When do you expect to - when do you expect to hear something more definitive from them?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 You know, the government has indicated that it will take no - bear in mind that I can't recall the exact words in a statement from the government - but that certainly the government will take some direction from the Ashanti board. I mean I think they've indicated that there's a role as a shareholder in which they are obviously going to take note of the board of the company in which they hold the shares.

Then there's the regulatory issues. I'm - or what I'm particularly focused on is the regulatory consents and concessions that we're seeking, and I would hope to have finality on that subject within a couple of weeks.


--------------------------------------------------------------------------------
 CLIVE GINSBERG  - MARINER - ANALYST


 OK, thanks.


--------------------------------------------------------------------------------
OPERATOR


 Your final question comes from Ed Guinness of Tiedemann.

--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 Yes, I just wanted to clarify the dividend. You have a January dividend. What do you expect the amount to be for the declaration; the payout date is typically in February? And just so I'm clear again, when do you think that this merger closes?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 I'm afraid I can't offer you a projection of the dividend. The dividend - we pay an interim dividend in respect of the first half of the year and that dividend was 51 cents I think at the illustrative exchange rate at the time. That's for the first six months.

Now, you know, the dividend for the second six months will depend on the earnings for the second six months. We are due to report shortly on our third quarter, and we have the fourth quarter still ahead of us. Our dividend policy is to pay out substantially all of the free cash available after meeting the growth needs of the company. I mean we're a company with a very long dividend track record. You know, I can give historically what our dividend has been. And in terms of dividend yield, which of course is a function of the share price, we've been typically in a kind of 3-5% range. But, you know, the critical issue is what will the gold price do in the next six months and what particularly will our cost of currencies - the currencies in which we incur our mining costs - do.

You're right to think about your timing. But I mean, you know, when we made our first offer public in early August, we indicated that we thought it was unlikely to close at the very best towards the end of the year. And therefore, we had structured our transaction agreement with Ashanti shareholders to exclude the payment of a second-half dividend for 2003.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 And I'm sorry, about the close of the merger - I'm sorry, when do you think the merger closes?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 Three to six months from now.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 And the negating item for you is the Ghana high court?


--------------------------------------------------------------------------------
 R.M. GODSELL  - CEO - ANGLOGOLD LTD.


 There are two issues - whether the U.S. Securities and Exchange Commission conducts a full review, which in our experience could take as much as six weeks, and also how quickly or slowly the Ghana court process proceeds. These are parallel processes of course, you understand. It's not the one added to the other. Other than that, James may have more to say about the timetable.


--------------------------------------------------------------------------------
 JAMES HARTOP - UBS


 No, I mean the only one thing that I'd say is that obviously this isn't a precedented process in Ghana, and therefore, we'd be foolhardy, I think, to make very confident predictions about what the timeframe will be. But it - that's our sort of best guess. But that's why it's a little bit vague.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 And just so I understand the Ghana high court, when do you make a submission to them and just what is their process?


--------------------------------------------------------------------------------
 JAMES HARTOP - UBS


 Well, it's relatively similar to a U.K. scheme of arrangement process, so that we're submitting documentation and then moving into a scheme meeting.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 What is the criteria that they look at?


--------------------------------------------------------------------------------
 JAMES HARTOP - UBS


 Well, this will be - I mean it will be a shareholder vote or along the same lines as a U.K. or South African scheme of arrangement.


--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 But a shareholder vote could be done probably in, you know, two-three months, but what does the Ghana court approval process add in timing to that or what process do they actually undertake?


--------------------------------------------------------------------------------
 JAMES HARTOP - UBS

 Well, they have a process whereby the evaluation is done by an independent reporter, but because we're in uncharted territory, we obviously don't know exactly what that will contribute to the timetable. We'd obviously hope that the main period is just the preparation of the documentation, and then they'd have time to review it, and then the voting process.

--------------------------------------------------------------------------------
 ED GUINNESS  - TIEDEMANN - ANALYST


 OK.


--------------------------------------------------------------------------------
 STEVE LENAHAN  - CORPORATE AFFAIRS - ANGLOGOLD


 Teresa, hi, it's Steve Lenahan here. I think we will leave things at that.


--------------------------------------------------------------------------------
OPERATOR


 OK, sir. Do you have any final remarks?


--------------------------------------------------------------------------------
 STEVE LENAHAN  - CORPORATE AFFAIRS - ANGLOGOLD


 No, I don't, other than to thank the participants for joining us and once again to reiterate Bobby's opening remarks to apologize to our South African colleagues for the trouble at the beginning of this call. Good morning and good afternoon, everybody.


--------------------------------------------------------------------------------
OPERATOR


Thank you, sir. This concludes today's AngloGold conference call. You may now disconnect.



ADDITIONAL INFORMATION
In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. IN THE EVENT A TRANSACTION IS ENTERED INTO, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ ALL SUCH DOCUMENTS FILED WITH THE SEC, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.